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                             NORWEST FINANCIAL, INC.

                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                   Exhibit (12)

                          Nine
                         Months
                         Ended
                      September 30,
                          1996                         Years Ended December 31,

                                                        (Thousands of Dollars)

                                         1995        1994        1993       1992       1991
Net earnings            $196,554       $267,941    $223,340    $203,297   $164,204   $130,880


Add:

  Fixed charges:

  Interest including
  amortization of
  debt expense           279,964        359,079     259,605     242,440    236,337    255,075

  One-third of
  rentals*                 7,881         10,317       9,747      10,146      8,207      7,209

  Total fixed
  charges                287,845        369,396     269,352     252,586    244,544    262,284

  Provision for
  income taxes           107,881        147,873     116,900     104,228     84,334     63,985


Total net earnings,
  fixed charges and
  income taxes -
  "Earnings"            $592,280       $785,210    $609,592    $560,111   $493,082   $457,149


Ratio of earnings
  to fixed charges          2.06           2.13        2.26        2.22       2.02       1.74

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*One-third of rentals is deemed representative of the interest factor.